Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

September 2, 2015

Via EDGAR Electronic Filing

Era Anagnosti

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC (the “Company”)
SEC File No.: 333-203707

Dear Ms. Anagnosti:

This letter is sent in response to your correspondence dated July 20, 2015 setting forth your comments to Pre-Effective Amendment No. 1 to the Company’s registration statement on Form S-1. We have reproduced your comments in italics and included our responses below each comment.

Prospectus Cover Page

1.          We note your response and revised disclosure in response to comment four. Please revise your disclosure to include the information in the Q&A under "What are the proposed terms of the Notes you are offering?" in the second paragraph of your prospectus cover page.

Response: As reflected in our Pre-Effective Amendment No. 2, we have included the information in the Q&A under “What are the proposed terms of the Notes you are offering?” in the second paragraph of our prospectus cover page. We respectfully request that you clear this comment.

2.          We note your response to comment five. We have also reviewed the supplemental materials you provided in response to our comment five. It is not readily apparent; however, why the materials included in pages 28 through 39 would not constitute a free writing prospectus subject to the requirements of Rule 433 under the Securities Act. We note that the nature of the information contained in those materials exceed the scope of permissible communications not deemed a prospectus under Securities Act Rule 134. Please advise. For additional guidance, please also refer to Question 232.07 of Securities Act Rules Compliance and Disclosure Interpretations.

Ms. Era Anagnosti

September 2, 2015

Response:       The materials included in pages 28 through 39 (the “Website Materials”) do not constitute a free writing prospectus as defined in Rule 405 because they are exempt from the definition of “prospectus” pursuant to § 2(a)(10)(a) of the Securities Act. Rule 405 exempts from the definition of “free writing prospectus” a written offer “that falls within the exception from the definition of prospectus in clause (a) of section 2(a)(10) of the Act.” In turn, § 2(a)(10)(a) of the Securities Act provides that “a communication sent or given after the effective date of the registration statement . . . shall not be deemed a prospectus if it is proved that prior to or at the same time with such communication a written prospectus meeting the requirements of subsection (a) of section 77j of this title at the time of such communication was sent or given to the person to whom the communication was made.” This statutory carve-out from the definition of a prospectus is often referred to as the “statutory free writing” exemption. See 1 Thomas Lee Hazen, The Law of Securities Regulation § 2.5 (2015) (“Unlike the free writing prospectus, free writing materials contemplated by the statute during the post-effective period, need not be filed with the SEC.”).

The Website Materials previously submitted to you relate to the Company’s initial offering (SEC file number 333-181360), which is still effective and will not terminate until this new follow-on offering becomes effective. Because the Website Materials currently being used relate to the initial offering, those materials are presented “after the effective date of the registration statement” as required by § 2(a)(10)(a). The Company will update the Website Materials to reflect the terms of the follow-on offering once the follow-on offering becomes effective so that those Website Materials will continue to comply with § 2(a)(10)(a).

Question 232.07 of Securities Act Rules Compliance and Disclosure Interpretations refers to material in a free writing prospectus that is already contained in a filed registration statement. However, as discussed above, the Website Materials do not constitute a free writing prospectus as defined in Rule 405. Accordingly, Question 232.07 is inapplicable.

Rule 134 and Rule 433 are similarly inapplicable. Although the communications contained in the Website Materials may arguably exceed the scope of permissible communications under Rule 134, the statutory free writing exemption found in § 2(a)(10)(a) stands apart from the safe harbor provided by Rule 134. See “Securities Offering Reform,” Securities Act Release 33-8591, n. 206 (“After effectiveness of a registration statement, any written offer that is accompanied or preceded by a final prospectus that meets the requirements of Securities Act Section 10(a) (such as sales literature used after effectiveness) will continue to be permitted without having to satisfy the requirements of any safe harbor or other rule permitting its use or Rule 433.”) Rule 433 is also inapplicable because it applies only to free writing prospectuses. Accordingly, we respectfully submit that the Website Materials constitute statutory free writing materials that are exempt from the definition of “prospectus” pursuant to § 2(a)(10)(a) and, therefore, are also exempt from the requirements applicable to free writing prospectuses contained in Rule 433.

The Website Materials are only presented to investors after a written prospectus has been made available to them, and a link to the prospectus is contained on each webpage constituting the Website Materials. Potential investors visiting the Company’s website are initially presented with a modal (or “popup”) requiring them to indicate their state of residence and stating at the top: “Viewers of the website receive the prospectus via the links on the site. Please click on your state of residence to verify eligibility.” A copy of this modal was also provided to your office as part of the Company’s initial offering. Each webpage constituting the Website Materials similarly has a prominent hyperlink to the prospectus and visitors are instructed (as Step 3 of “How to Invest With Shepherd’s Finance”) to “Read our Prospectus” before Step 4 which is “Complete Our Subscription Agreement.” Additionally, each webpage constituting the Website Materials contains the following language at the bottom of the page:

This website is neither an offer to sell nor the solicitation of an offer to buy any security. Only the Prospectus can make such an offer. Therefore, a copy of the Prospectus must be made available to you in connection with the offering. This advertising material must be read in conjunction with the Prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates.

Please note that the “Prospectus” language in blue is a hyperlink to the prospectus.

Ms. Era Anagnosti

September 2, 2015

As discussed above, potential investors viewing the Website Materials are presented with an initial modal indicating where the potential investors may find the prospectus, as well as numerous links to the prospectus contained on the Website Materials themselves. Cf. Response Letter of LendingClub Corporation filed Nov. 21, 2011 to SEC Comment Letter, Response No. 2 (noting that entries on the issuer’s blog did not constitute free writing prospectuses pursuant to the § 2(a)(10)(a) exemption because those blog posts contained a link to the issuer’s prospectus). Accordingly, the Website Materials comply with § 2(a)(10)(a)’s requirement that a prospectus be delivered prior to or at the same time as the Website Materials are presented to potential investors.

If you have any questions, or require additional information or documents, please contact the undersigned (404.322.6627; mike.rafter@nelsonmullins.com) or Ben Russell (404.322.6653; ben.russell@nelsonmullins.com).

Very truly yours,

Michael K. Rafter